[redacted]

08004171

RECEIVED
2008 AUG -4 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 30, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Secretarial Audit – Integrity of Capital for the quarter ended June 30, 2008.	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	BSE & NSE
2.	Unaudited Financial Results for the quarter ended June 30, 2008.	Clause 41 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

PROCESSED
AUG 12 2008
THOMSON REUTERS

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 30, 2008

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended June 30, 2008, issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on July 30, 2008 and was duly noted by the Board.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

dayal and lohia

chartered accountants

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2008**
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	Reliance Centre' 19, Walchand Hirachand Marg, Ballard Estate, Mumbai 400 001.
7	Telephone & Fax Nos.	Tel. No.: 022 -30327841 & Fax. No.: 022 - 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above	24 56 32 800	99.46

12	Held in dematerialised form in CDSL	60 00 484	2.45
13	Held in dematerialised form in NSDL	23 23 52 710	94.59
14	Physical	72 79 606	2.96
15	Total No. of Shares (12+13+14)	24 56 32 800	100.00

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

16 Reasons for difference if any, between:

a) (10&11): Forfeiture of Shares

b) (10&15): Forfeiture of Shares

c) (11&15): NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : N.A.

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	31	1 164	Delay in receipt of Physical DRFs & Share Certificates from DP.
	24	717	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**55**	**1 881**	
Pending for more than 21 days	5	200	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**5**	**200**	

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

dayal & lohia
chartered accountants

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 8th July, 2008

TIME : 30/07/2008 16:46
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	30/07 16:45
FAX NO./NAME	922723121
DURATION	00:01:07
PAGE(S)	04
RESULT	OK
MODE	STANDARD ECM

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 30, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended June 30, 2008 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated July 30, 2008, we enclose herewith Unaudited Financial Results (Standalone) for the quarter ended June 30, 2008.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD
INWARD SECTION
31 JUL 2008
CONTENTS NOT VERIFIED

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

Unaudited Financial Results for the quarter ended June 30, 2008

Sr. No	Particulars	Quarter ended 30-Jun-08 Unaudited	Quarter ended 30-Jun-07 Unaudited	% change	Year ended 31-Mar-08 Audited
1	Income from Operations	780.40	512.47		2,066.98
2	Other Income	4.74	1.30		12.81
3	Total Income (1+2)	785.14	513.77	53	2,079.79
4	Expenditure				
	a Increase/decrease in stock in trade and work in progress	-	-		-
	b Consumption of raw materials	-	-		-
	c Purchase of traded goods	-	-		-
	d Employees Cost	52.43	23.55		157.86
	e Depreciation	4.72	2.69		17.09
	f Other expenditure	137.21	105.06		325.24
	Total	194.36	131.30		500.19
5	Interest	234.43	37.49		408.15
6	Exceptional Items	-	-		-
7	Profit (+) / Loss (-) from Ordinary Activities before Tax (3)-(4+5+6)	356.35	344.98		1,171.45
8	Tax Expense				
	Current Tax (including Fringe Benefit Tax)	41.00	38.55		131.50
	Deferred Tax	(11.50)	4.00		14.50
9	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (7 - 8)	326.85	302.43		1,025.45
10	Extraordinary Items (Net of tax expenses Rs.______)	-	-		-
11	Net Profit (+) / Loss (-) for the period (9-10)	326.85	302.43	8	1,025.45
12	Paid-up equity Share Capital Equity Share of Rs.10 each	246.16	246.16		246.16
13	Reserves excluding revaluation reserves				5,937.11
14	Earning Per Share (EPS)				
	a) Basic and diluted EPS before extraordinary items for the period, for the year to date and for the previous year (not to be annualised)				
	Basic	13.31	12.15		41.75
	Fully Diluted	13.31	12.15		41.75
	b) Basic and diluted EPS after extraordinary items for the period, for the year to date and for the previous year (not to be annualised)				
	Basic	13.31	12.15		41.75
	Fully Diluted	13.31	12.15		41.75
15	Public shareholding				
	- Number of Shares	11 29 89 449	11 60 29 629		11 28 08 081
	- Percentage of shareholding	46.00	47.24		45.92

Unaudited Segment reporting for the quarter ended June 30, 2008

(Rs.in crore)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-08 Unaudited	30-Jun-07 Unaudited	31-Mar-08 Audited
1	Segment Revenue			
	a Finance & Investments	**522.92**	506.66	**1,685.21**
	b Consumer Finance	**262.22**	7.11	**394.58**
	Total	**785.14**	513.77	**2,079.79**
	Less: Inter segment	-	-	-
	Net Sales	**785.14**	513.77	**2,079.79**
2	Segment Results			
	a Finance & Investments	**352.94**	359.93	**1,189.58**
	b Consumer Finance	**6.58**	(0.45)	**5.86**
	Total	**359.52**	359.48	**1,195.44**
	Less : Unallocated expenses	**(3.17)**	(14.50)	**23.99**
	Profit before tax	**356.35**	344.98	**1,171.45**
3	Capital Employed			
	a Finance & Investments	**5,974.88**	5,454.00	**5,975.44**
	b Consumer Finance	**377.18**	3.25	**207.83**
	Total	**6,352.06**	5,457.25	**6,183.27**

Notes :

1 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts.

2 Figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

3 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information. The operations of the Company are conducted within India, there is no separate reportable geographical segment.

4 The number of investor complaints pending as on April 1, 2008 were NIL, the complaints received during the period April 1, 2008 to June 30, 2008 were 764, the complaints resolved during the period were 764 and pending unresolved as of June 30, 2008 were NIL.

5 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.

6 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on July 30, 2008 approved the above results and its release.

for **Reliance Capital Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: July 30, 2008

TIME	:	30/07/2008 16:00
NAME	:	
FAX	:	
TEL	:	
SER.#	:	000M5J615039

DATE,TIME	30/07 15:59
FAX NO./NAME	922723121
DURATION	00:00:50
PAGE(S)	03
RESULT	OK
MODE	STANDARD ECM

BSE (STANDALONE)

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 30, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended June 30, 2008 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated July 22, 2008, we enclose herewith Unaudited Consolidated Financial Results for the quarter ended June 30, 2008.

Since the Company has significant subsidiaries, in order to disseminate the relevant and complete financial information to the investors / stake holders, the Board of Directors has decided to publish the Unaudited Consolidated Financial Results for the financial year 2008 - 09 including the quarter ended June 30, 2008 in the news papers.

The above financial results were approved by the Board of Directors at its meeting held on July 30, 2008, pursuant to Clause 41 of the Listing Agreement.

Unaudited Financial Results (Standalone) for the quarter ended June 30, 2008, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

Unaudited Consolidated Financial Results for the quarter ended June 30, 2008

(Rs.in crore, except per share data)

Sr. No	Particulars	Quarter ended 30-Jun-08 Unaudited	Quarter ended 30-Jun-07 Unaudited	% change	Year ended 31-Mar-08 Audited
1	Income from Operations	**1,537.50**	1,111.37		**4,792.67**
2	Other Income	**7.06**	64.83		**126.52**
3	Total Income (1+2)	**1,544.56**	1,176.20	**31**	**4,919.19**
4	Expenditure				
	a Increase/decrease in stock in trade	-	-		-
	b Consumption of raw materials	-	-		-
	c Purchase of traded goods	-	-		-
	d Employees Cost	**144.70**	70.51		**403.22**
	e Depreciation	**11.37**	5.16		**41.21**
	f Other expenditure	**326.72**	363.38		**1,331.87**
	g Premium paid on Reinsurance Ceded	**194.37**	218.10		**766.50**
	h Claims Incurred	**237.42**	103.50		**750.68**
	Total	**914.58**	760.65		**3,293.48**
5	Interest	**234.57**	37.49		**409.97**
6	Exceptional Items		-		
7	Profit (+) / Loss (-) from Ordinary Activities before Tax (3)-(4+5+6)	**395.41**	378.06		**1,215.74**
8	Tax Expense				
	Current Tax (including Fringe Benefit Tax)	**59.16**	48.83		**192.87**
	Deferred Tax	**(9.05)**	4.35		**12.63**
9	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (7 - 8)	**345.30**	324.88		**1,010.24**
10	Excess / (Short) Provision for Tax of earlier years	-	-		-
11	Less : Minority Interest	**(2.30)**	-		**(6.18)**
12	Net Profit after Minority Interest	**343.00**	324.88		**1,004.06**
13	Share of Profit/(Loss) of Associates	**0.07**	0.38		**5.00**
14	Net Profit after Minority Interest and Share of profit of Associates	**343.07**	325.26	**5**	**1,009.06**
15	Paid-up equity Share Capital				
	Equity Share of Rs.10 each	**246.16**	246.16		**246.16**
16	Earning Per Share (EPS)				
	a) Basic and diluted EPS before extraordinary items for the period, for the year to date and for the previous year (not to be annualised)				
	Basic	**13.97**	13.07		**41.08**
	Fully Diluted	**13.97**	13.07		**41.08**
	b) Basic and diluted EPS after extraordinary items for the period, for the year to date and for the previous year (not to be annualised)				
	Basic	**13.97**	13.07		**41.08**
	Fully Diluted	**13.97**	13.07		**41.08**

Unaudited Consolidated Segment reporting for the quarter ended June 30, 2008

(Rs.in crore)

Sl. No.	Particulars	Quarter ended 30-Jun-08 Unaudited	Quarter ended 30-Jun-07 Unaudited	Year ended 31-Mar-08 Audited
1	Segment Revenue			
	a Finance & Investments	**551.76**	512.09	**1,759.89**
	b Asset Management	**116.31**	65.39	**455.79**
	c General Insurance	**620.27**	592.09	**2,346.12**
	d Consumer Finance	**262.22**	7.11	**394.58**
	Total	**1,550.56**	1,176.68	**4,956.38**
	Less: Inter segment	**-**	(0.48)	**(37.28)**
	Net Sales	**1,550.56**	1,176.20	**4,919.10**
2	Segment Results			
	a Finance & Investments	**364.95**	362.12	**1,203.62**
	b Asset Management	**41.29**	29.13	**193.10**
	c General Insurance	**(14.24)**	1.76	**(162.84)**
	d Consumer Finance	**6.58**	(0.45)	**5.86**
	Total	**398.58**	392.56	**1,239.74**
	Less : Unallocated expenses	**(3.17)**	(14.50)	**(23.99)**
	Profit before Tax	**395.41**	378.06	**1,215.75**
3	Capital Employed			
	a Finance & Investments	**6,022.56**	5,294.00	**5,993.84**
	b Asset Management	**94.08**	62.66	**67.72**
	c General Insurance	**478.88**	261.07	**493.85**
	d Consumer Finance	**377.18**	3.25	**207.83**
	Total	**6,972.70**	5,620.98	**6,763.24**

Notes :

1 In preparation of consolidated financial results:

a) More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd., Reliance Equity Advisors (India) Ltd. (Formerly called Reliance Venture Asset Management Pvt. Ltd).,Reliance Capital Research Pvt. Ltd.(Formerly called Chettah Global Fund Services Pvt. Ltd.), Reliance Technology Ventures Pvt. Ltd., Reliance Money Express Ltd. (Formerly called Travelmate Services (India) Pvt. Ltd.), Medybiz Pvt. Ltd., Net Logistics Pvt. Ltd., Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd., Reliance Asset Management (UK) Plc., Reliance Homes Finance Pvt. Ltd. , Reliance Equities International Pvt. Ltd. (Formerly called Reliance Virtual Designs Pvt. Ltd.) , Reliance Capital Markets Pvt. Ltd.(Formerly called Market on Net (India) Pvt. Ltd.), Reliance Consultants (Mauritius) Ltd. and Reliance Capital Partners (Partnership Firm)

b) 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., Ammolite Holdings Ltd., Reliance Asset Reconstruction Co. Ltd.

c) The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

3 The reportable segments are further described below:

a) Finance & Investment
b) Asset Management
c) General Insurance
d) Consumer Finance

4 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for Reliance Capital Limited

[signature]

Anil D. Ambani
Chairman

Place: Mumbai
Date: July 30, 2008

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF RS. 1,545 CRORES (US$ 370 MILLION) FOR THE QUARTER – AN INCREASE OF 31%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 343 CRORES (US$ 82 MILLION) FOR THE QUARTER – AN INCREASE OF 5%

TOTAL ASSETS OF RS. 19,940 CRORES (US$ 4.6 BILLION)

NET WORTH OF RS. 6,862 CRORES (US$ 1.6 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

Mumbai, July 30, 2008: Reliance Capital Limited (RCL) today announced its un-audited financial results for the quarter ended June 30, 2008. The performance highlights are:

Consolidated – Quarter ended June 30, 2008

- **Total income of Rs 1,544.6 crores** (US$ 370 million), against Rs 1,176.2 crores in the corresponding period, **an increase of 31%**.
- **Net profit of Rs 343.1 crores** (US$ 82 million), against Rs 325.3 crores in the corresponding period, **an increase of 5%**.
- **Earnings per share of Rs. 13.97** (US$ 0.34) against Rs 13.07 in the corresponding period, **an increase of 7%.**

Net worth:

As on June 30, 2008, the **net worth of the company stood at Rs 6,862 crores (US$ 1.6 billion).**

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a **debt equity ratio of 1.6** as on June 30, 2008, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on June 30, 2008, the **total assets of the company stood at Rs 19,940 crores (US$ 4.6 billion)**, an increase of 124% over the previous year.

The investment portfolio as on June 30, 2008, amounted to Rs. 6,763 crores (US$ 1.6 billion), at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM) ,

The **assets under management**, increased to **Rs 90,813 crores (US$ 21 billion)** as on June 30, 2008 from Rs 60,979 crores as on June 30, 2007, **an increase of 49%.** RMF is the largest mutual fund in the country. The number of investors increased to nearly **68 lakhs** as on June 30, 2008, highest amongst the private sector mutual funds.

The **net profit of RCAM was Rs 33 crores (US$ 8 million)** for the quarter ended June 30, 2008, as against Rs. 20 crores for the corresponding previous period, **an increase of 67%.**

Reliance Life Insurance

The **New Business Premium Income** was **Rs 557 crores (US$ 133 million)** for the quarter as against Rs .204 crores in the corresponding previous period, **an increase of 173%.**

Reliance Life offers 28 products, of which 23 are targeted at individuals and 5 at group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Gross Direct Premium for the quarter ended June 30, 2008 was **Rs 556 crores (US$ 133 million)** as against Rs. 529 crores in the corresponding previous period**, an increase of 5%.**

Reliance General Insurance (RGI) offers auto insurance, health insurance, home insurance, property insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Reliance Money

Reliance Money is the largest brokerage and distributor of financial products in India with more than 2.5 million customers and the largest distribution network of over **9,700 outlets in 5,025 locations.**

Reliance Money generated revenues of **Rs 78 crores (US$ 19 million)** for the quarter ended June 30, 2008 as against Rs. 13 crores of the corresponding previous period, **an increase of over 500%.** It also achieved a maiden net profit **of Rs. 12 crores (US$ 3 million)** for the quarter.

Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards.

Reliance Consumer Finance

Reliance Consumer Finance offers a wide range of products which include Personal loans, Vehicle loans (car and commercial), Home loans, Loan against property and SME loans.

As on June 30, 2008, the loan book size was of **Rs. 8,094 crores (US $ 1.8 billion)**.

Reliance Consumer Finance generated revenues of **Rs. 262 crores (US$ 63 million)** for the quarter ended June 30, 2008, as against Rs. 7 crores for the corresponding previous period. It achieved a profit before tax of **Rs. 7 crores (US$ 2 million)** for the quarter.

Other Developments

- Reliance Asset Reconstruction has formally commenced business operations this quarter. The company is in the business of acquisition, management and resolution of distressed debt/ assets.

- Reliance Capital Services has been set up to leverage on the cross selling of Reliance Capital financial products & services, across the customers and shareholders of the Reliance Anil Dhirubhai Ambani Group.

- Reliance Capital has received approval from RBI, to set up an overseas subsidiary for international business operations.

- Reliance Capital has filed an application with National Housing Board to set up a separate housing finance subsidiary and with Reserve Bank of India to set up a separate NBFC subsidiary for consumer finance.

<u>Background:</u>

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is now ranked among the 20 most valuable private companies in India and is also listed in Forbes Global 2000 (World's largest 2000 public companies).

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 2,25,000 crores (US$ 53 billion) , net worth in excess of Rs. 58,000 crores (US$ 14 billion), cash flows of Rs. 12,000 crores (US$ 3 billion), net profit of Rs. 8,000 crores (US$ 2 billion) and zero net debt.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

TIME : 30/07/2008 15:38
NAME :
FAX :
TEL :
SER.# : 000M5J615039

DATE,TIME	30/07 15:36
FAX NO./NAME	922723121
DURATION	00:01:47
PAGE(S)	06
RESULT	OK
MODE	STANDARD ECM

BSE (CONSOLIATED) & (MEDIA RELEASE)

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